Filed by Pontotoc Production, Inc.
                                           Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12(b)
                                              and Rule 14d-9(a) under the
                                          Securities Exchange Act of 1934
                              Subject Company:  Pontotoc Production, Inc.
                                              Commission File No. 0-21313

       Press release issued by Pontotoc Production, Inc. January 22, 2001

  Contact:   Robby Robson, President of Pontotoc Production, Inc.
             580-436-6100

  Pontotoc Production, Inc. Agrees to be Acquired by Ascent Energy Inc., in a Cash and Stock Transaction

  Ada, Oklahoma - Pontotoc Production, Inc. (NASDAQ:PNTU), an Oklahoma based exploration and production company, announced today that it has entered into a definitive agreement and plan of merger to be acquired by privately held Ascent Energy Inc. through an exchange offer. Under the terms of the agreement, Ascent Energy will pay consideration of $11.50 per share, consisting of $9.00 net in cash and Ascent Energy convertible preferred stock having a liquidation value of $2.50 per share. The Ascent Energy stock will be convertible into 10% of the outstanding common stock of Ascent Energy on a fully-diluted basis. Ascent Energy will acquire any remaining Pontotoc stock in a merger in which each remaining share of Pontotoc common stock will be converted into the same consideration being paid for shares tendered in the exchange offer.

  Robby Robson, President and Chief Executive Officer of Pontotoc Production, stated "This transaction affords the Pontotoc shareholders an opportunity to realize substantial liquidity in an otherwise relatively illiquid market place. Additionally, by having an agreement to receive stock in Ascent Energy, Pontotoc shareholders are positioned to capitalize on expanded growth through a more diversified asset base. Ascent Energy is expected to have proven reserves (pro-forma) of approximately 20 million equivalent barrels (BOE) and daily production of approximately 3500 BOE." Mr. Robson has agreed to become a director of Ascent Energy and will be integrally involved with the Oklahoma operations.

  Following completion of this transaction, which is expected to be by the end of April 2001, Ascent Energy will be based in Dallas, TX with two core operating areas in South Louisiana and South Central Oklahoma. The Oklahoma operations are expected to continue in Ada, Oklahoma, with the same employees. Ascent Energy is a newly-formed company engaged in the exploration for and the acquisition, development and production of oil and natural gas. Principal shareholders of Ascent Energy are a substantial Los Angeles based money management firm and a Los Angeles based investment banking company.

  This press release contain certain forward-looking statements within the meaning of the safe harbor provisions of the federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Pontotoc's ability to control or estimate precisely, such as future market conditions, the actions of governmental regulators and the behavior of other market participants. Readers are cautioned not to place undue reliance upon any of these forward-looking statements, which speak only as of the date of this press release. Pontotoc disclaims any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Ascent Energy or Pontotoc. The offer by Ascent Energy described in this announcement has not yet commenced. Ascent Energy plans to file a registration statement and an exchange offer statement (including an offer to exchange a related letter of transmittal and other offer documents) and Pontotoc plans to file a solicitation/recommendation statement with the Securities and Exchange Commission. These documents will contain important information, which should be read carefully before any decision is made with respect to the offer. The registration statement, the exchange offer (including the offer to exchange, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) and the Pontotoc solicitation/recommendation statement will be available at no charge at the Commission's website at www.sec.gov. You may also obtain for free each of these documents (when available) from Pontotoc by directing your request to Robby Robson at Robby at PontotocProduction.com or by fax (580) 332-6486, or from Ascent Energy by directing your request to Jeffrey Clarke by fax (972) 542-7107.